News Release

Emmanuel Dubreuil and François Bucchini Appointed to PartnerRe’s Board

PEMBROKE, Bermuda, November 7, 2023 – PartnerRe Ltd. today announced two new appointments to its Board of Directors. Joining the Board are Emmanuel Dubreuil and François Bucchini, effective November 7, 2023. Mr. Dubreuil and Mr. Bucchini replace Sylvestre Frézal and Thierry Francq.

Mr. Dubreuil is Head of Insurance and Reinsurance Initiatives at Covéa. He joined Covéa in 2019, as Head of Reinsurance Cessions. Prior to joining Covéa, he served as a Partner at PwC France in the Risk and Value Measurement Services, from 2015 to 2019 and he occupied various positions in the reinsurance broking industry (Benfield, Aon, Guy Carpenter) between 1996 and 2015.

Mr. Bucchini who joined Covéa Group in 2022 is Head of International. Previously, he has held various senior management positions. He served as France Deputy CEO and member of Group Risk Committee at Willis Towers Watson (2015 - 2020), Groupama as Head of Insurance, AXA as Chairman and CEO of AXA Cessions, P&C France General Manager, Deputy CEO and CFO of AXA Corporate Solutions.

Commenting on the appointments, PartnerRe Board Chairman, Thierry Derez said, “On behalf of the Board, Jacques Bonneau and I would like to thank Sylvestre and Thierry for their contributions during their time on the PartnerRe Board. We also extend a warm welcome to Emmanuel and François. Together, they bring more than 60 years of experience in the re-insurance industry. The combination of their deep professional experience and breadth of industry knowledge will bring a valuable perspective and we look forward to their contributions.”

The PartnerRe Ltd. Board comprises nine directors of which four are independent from the Company.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2022, total revenues were $5.7 billion. At June 30, 2023, total assets were $30.2 billion, total capital was $9.0 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

Contacts: PartnerRe Ltd. (441) 292-0888
Investor Contact: Stephen Boylan
Media Contact: Elizabeth Deacon

partnerre.com

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Phone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com